Seacoast Banking Corporation of Florida
815 Colorado Avenue
Stuart, Florida 34994
July 20, 2010
VIA E-MAIL

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Seacoast Banking Corporation of Florida Registration Statements on Form S-1 Filed July 20, 2010 File No. 333-167050 and 333-167051
Ladies and Gentlemen:
     Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), Seacoast Banking Corporation of Florida (the “Registrant”) hereby requests that the effectiveness of the registration statement on Form S-1 (File No. 333-167050) and of the registration statement on Form S-1 (File No. 333-167051) (together, the “Registration Statements”) be accelerated so that they become effective at 4:30 p.m. (New York City time) on July 22, 2010 or as soon thereafter as is practicable.
     The Registrant hereby confirms that it is aware of its obligations under the Securities Act and the Securities Exchange Act of 1934, as amended, with respect to the registration of the securities specified in the Registration Statements.
     The disclosure in the Registration Statements is the responsibility of the Registrant. The Registrant represents to the United States Securities and Exchange Commission (“SEC”) that should the SEC or its staff, acting pursuant to delegated authority, declare the Registration Statements effective, it does not foreclose the SEC from taking any action with respect to the Registration Statements and the Registrant represents that it will not assert this action as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States. The Registrant further acknowledges that the action of the SEC or its staff, acting pursuant to delegated authority, in declaring the Registration Statements effective does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosures in the Registration Statements.
     Please confirm that the Registration Statements have been declared effective by telephoning Chip MacDonald of Jones Day at (404) 581-8622.
     Thank you for your attention to this matter.

Very truly yours, SEACOAST BANKING CORPORATION OF FLORIDA
By:	/s/ Dennis S. Hudson, III
	Name:	Dennis S. Hudson, III
	Title:	Chairman and Chief Executive Officer

cc:	Chip MacDonald, Esq. Jones Day